December 19, 2008	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Julie Bell
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re:	Bond Trust Products Trust A Form 10-K for the fiscal year ended December 31, 2006 Filed March 7, 2007 File no. 001-32519

Dear Ms. Bell:

This letter responds to the comments raised by the Staff in its comment letter to Bond Trust Products LLC (the “Company”) dated July 23, 2008 in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 7, 2007 (the “Form 10-K”).

We have discussed with the Company the comments raised by the Staff regarding the filing of an auditor’s attestation report. Below we have noted the Staff’s comment in bold face type and the response in regular type.

Form 10-K

Exhibits

1. Please amend to file your auditor’s attestation report.

Bond Trust Products LLC (the “Registrant”) is a limited liability company the sole purpose of which was to establish special purpose vehicles that would issue pass-through trust certificates representing interests in retail, fixed rate debt securities held by the trusts. The trusts are not actively managed and the assets are static.

The Registrant is the depositor (the “Depositor”) under a trust agreement (the “Trust Agreement”), among the Depositor, The Bank of New York Trust Company, N.A., as trustee and securities intermediary (the “Trustee”), and Incapital LLC, as administrative agent (the

Julie Bell
December 19, 2008
Page Two

“Administrative Agent”), providing for the issuance of Bond Trust Products Trust A Pass-Through Trust Certificates (the “Certificates”), by Bond Trust Products Trust A, a Delaware business trust (the “Trust”). The Trust is the only such vehicle that has been formed. The Certificates do not represent obligations of or interests in the Depositor, the Trustee or the Administrative Agent. The assets of the Trust are fixed rate, retail, registered, medium-term notes. The Trust has fewer than 300 registered holders of its securities and therefore may cease to be subject to the reporting requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant has not acted as a depositor for any other special purpose vehicle.

Item 1122(b) of Regulation AB requires that an asset backed issuer file with the Securities and Exchange Commission the “registered public accounting firm’s attestation report required by paragraph (c) of §240.13a-18 . . . on the party’s assessment of compliance with the applicable servicing criteria as an exhibit.” Rule 13a-18 of the Exchange Act requires that the accounting firm’s attestation report be filed “with respect to each report included pursuant to paragraph (b) of [that] section.” Paragraph (b) of Rule 13a-18 states that “with regard to a class of asset-backed securities subject to the reporting requirements of Section 13(a) of the [Exchange] Act, the annual report on Form 10-K for such class must include from each party participating in the servicing function a report regarding its assessment of compliance with the servicing criteria specified in paragraph (d) of Item 1122 of Regulation AB.” The Registrant does not perform servicing, nor has the Registrant entered into any servicing arrangements, with respect to the Certificates. Therefore, no report need be filed under paragraph (b) of Rule 13a-18 and, as such, the requirement under Rule 13a-18(c) of the Exchange Act and Item 1122(b) of Regulation AB to file the attestation report of the registered public accounting firm is not applicable to the Registrant.

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We appreciate in advance your time and attention to our responses. We look forward to having an opportunity to review and discuss our responses with you once you have had an opportunity to review them. Should you have any additional questions or concerns, please call me at 212-468-8179.

Julie Bell
December 19, 2008
Page Three

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo